ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-5139
December 16, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
U.S.A.

<u>Cybird Co., Ltd. - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of Cybird Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

> Interim Business Report for Six-month Period from April 1, 2005 through September 30, 2005

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813- 6888-1182, facsimile +813- 6888-3182).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Hironori Shibata

Enclosure

(Summary English Translation)

During Fiscal Year 2005 (8th Fiscal Year)

Interim Business Report

From Six-month Period from April 1, 2005 through September 30, 2005

CYBIRD Co., Ltd.

To Our Shareholders

This section includes a greeting from Tatsuya Kato, President and COO, and Kazutomo Robert Hori, Chairman and CEO.

Mid-Term Corporate Strategy

This section shows the proceeding of mid-term corporate strategy.

Point 1. Attracting Customers

Various situations in user's life are the entrance of "smile".

Point 2. Retain Customers

"Convenient and fun" services bring smiles to customers' faces.

Point 3. Cross Selling

Developing mobile advertising and e-commerce that fit customers' interests and needs.

Financial Condition and Results of Operation

a. Net Sales, Operating Income, Net Income and about New Segments

b. Results of Operation

Mobile Content Business

Sales of this segment have increased 693 million yen from same period of previous year, to 5,142 million yen.

Marketing Solution Business

Sales of this segment have increased 67 million yen from same period of previous year, to 1,571 million yen.

E-Commerce Business

Sales of this segment have decreased 84 million yen from same period of previous year, to 101 million yen.

Advertising Business

Sales of this segment amounted to 1 million yen.

International Business

Sales of this segment have decreased 29 million yen from same period of previous year, to 2 million yen.

Financial Highlight

This section shows major financial indicators;

1) Net sales (Consolidated / Non-consolidated)
2) Sales by business segment / % of consolidated sales
3) Total assets / Net assets / Equity ratio
4) Ordinary income / Net income / Earnings per share (Consolidated)
5) Ordinary income / Net income / Earnings per share (Non-consolidated)

Financial Statements

Consolidated Balance Sheets (Summarized)

(Unit: Thousands of yen, Round down)

	September 30, 2005	September 30, 2004	Changes
	thousands of yen	thousands of yen	%
Assets			
Current assets:			
Cash and cash equivalents	2,228,157	5,125,540	(56.5)
Accounts receivable	3,632,215	2,629,445	38.1
Inventories	43,219	6,834	532.4
Others	439,270	320,844	36.9
Allowance for doubtful accounts	(30,417)	(31,254)	2.7
Total current assets	6,312,445	8,051,410	(21.6)
Property and equipment:			
Tangible fixed assets:	319,902	231,725	38.1
Intangible fixed assets:			
Software	686,242	393,107	74.6
Conso. Adjustment accounts	4,432,581	-	-
Identifiable intangible assets	2,092,760	-	-
Others	140,538	42,069	234.1
Total intangible assets	7,352,122	435,176	1,589.5
Investment and other assets:			
Investment securities	3,300,403	389,426	747.5
Deposit with landlord	430,361	349,030	23.3
Others	936,690	453,871	106.4
Allowance for doubtful accounts	(3,202)	(28,813)	88.9
Total investment and other assets	4,664,252	1,163,515	300.9
Total property and equipment	12,336,277	1,830,417	574.0
Total	18,648,723	9,881,827	88.7

(Unit: Thousands of yen, Round down)

	September 30, 2005	September 30, 2004	Changes
	thousands of yen	thousands of yen	%
Liabilities:			
Current liabilities:			
Accounts payable	1,496,182	1,006,875	48.6
Short-term debt	300,385	2,496	11,934.7
Accrued expenses	3,224,472	188,626	1,609.5
Accrued income taxes	363,586	629,297	(42.2)
Bonus payment reserve	40,090	75,750	(47.1)
Others	180,552	55,318	226.4
Total current liabilities	5,605,268	1,958,364	186.2
Long-term liabilities:	259,986	2,928	8,779.3
Total fixed debt	259,986	2,928	8,779.3
Total liabilities	5,865,255	1,961,292	199.1
Minority interests:			
Minority interests	296,832	221,863	33.8
Shareholders' Equity:			
I Common stock	5,426,925	3,230,710	68.0
II Additional paid-in capital	5,483,621	3,287,405	66.8
III Retained earnings	1,675,518	1,180,554	41.9
IV Unrealized gain in available-for-sale securities	5,424	-	-
V Foreign currency transaction adjustment	(104,854)	-	-
Total shareholders' equity	12,486,635	7,698,671	62.2
Total	18,648,723	9,881,827	88.7

Consolidated Income Statements (Summarized)

(Unit: Thousands of yen, Round down)

	Interim period ended September 30, 2005 (From April 1, 2005 To September 30, 2005)	Interim period ended September 30, 2004 (From April 1, 2004 To September 30, 2004)	Changes
	thousands of yen	thousands of yen	%
Net Sales	6,819,804	6,170,669	10.5
Cost of sales	4,508,425	3,777,922	19.3
Gross Profit	2,311,379	2,392,747	(3.4)
Selling, general and administrative expenses	2,290,054	2,164,606	5.8
Operating Income	21,325	228,140	(90.7)
Non-operating income	52,585	13,518	289.0
Non-operating expenses	37,575	4,547	726.3
Ordinary Profit	36,334	237,111	(84.7)
Extraordinary profit	853,112	1,532,384	(44.3)
Extraordinary loss	531,711	116,294	357.2
Income Before Income Taxes and minority Interests	357,735	1,653,201	(78.4)
Income Taxes	342,738	632,837	(45.8)
Prior Year Adjustments of income taxes	79,993	(15,627)	(611.9)
Profit (Loss) on minority interests	(146,047)	(1,008)	14,382.3
Net Income (Loss)	81,051	1,037,000	(92.2)

Consolidated Cash Flow Statements (Summarized)

(Unit: Thousands of yen, Round down)

	Interim period ended September 30, 2005 (From April 1, 2005 To September 30, 2005)	Interim period ended September 30, 2004 (From April 1, 2004 To September 30, 2004)
	thousands of yen	thousands of yen
Cash flow from operating activities	(905,919)	130,956
Cash flow from investing activities	(4,694,223)	1,380,767
Cash flow from financing activities	4,429,324	431,720
Foreign currency translation adjustment of cash and cash equivalents	(103,685)	58
Increase (decrease) in cash and cash equivalents	(1,274,503)	1,943,503
Cash and cash equivalents at the beginning of period	3,253,984	3,182,036
Cash and cash equivalents at the end of period	1,979,480	5,125,540

Topics

This section covers an establishment of a mobile advertising media development subsidiary, PLUS MOBILE COMMUNICATIONS Co., Ltd., etc.

Stock Information (as of September 30, 2005)

This section outlines the number of outstanding shares, number of shareholders, names of major shareholders and other shareholder information.

Corporate Profile (as of September 30, 2005)

This section mentions the name, date of establishment, amount of capital and sales, number of employees, description of business, names of board members, banks of account, affiliated associations, and name of companies of consolidated CYBIRD group.